CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

OF

DUNAMIS CHARGE, INC.

The certification set forth below is being submitted in connection with this Annual Report on Form C-AR for the fiscal year ended December 31, 2024 (the "Report") for the purpose of complying with Section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77(d)(6) (the "Act") and Section 227.202 of the Act.

Each of the undersigned certifies that to his or her knowledge:

The financial statements of Dunamis Charge, Inc., included in this Form, are true and complete in all material respects.

Natalie King (Oct 17, 2025 10:58:47 EDT)

Name: Natalie M. King

Title: *Chief Executive Officer*

Copy of CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER.docx

Final Audit Report 2025-10-17

Created:	2025-10-17
By:	Elizabeth L. Carter (ec@elcesq.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAk1QR5h6Tsl_oPeGlJQvlpLic5xEjFXc1

"Copy of CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER.docx" History

- Document created by Elizabeth L. Carter (ec@elcesq.com)
  2025-10-17 - 2:33:05 PM GMT

- Document emailed to nking@dunamisenergy.com for signature
  2025-10-17 - 2:33:08 PM GMT

- Email viewed by nking@dunamisenergy.com
  2025-10-17 - 2:58:22 PM GMT

- Signer nking@dunamisenergy.com entered name at signing as Natalie King
  2025-10-17 - 2:58:45 PM GMT

- Document e-signed by Natalie King (nking@dunamisenergy.com)
  Signature Date: 2025-10-17 - 2:58:47 PM GMT - Time Source: server

- Agreement completed.
  2025-10-17 - 2:58:47 PM GMT